BAINBRIDGE BANCSHARES, INC.

501 South West Street

Bainbridge, Georgia 39817

November 4, 2003

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:    Bainbridge Bancshares, Inc.

 Registration Statement on Form SB-2

 File No: 333-110-127

Ladies and Gentlemen:

Please be advised that Bainbridge Bancshares, Inc. hereby amends the facing page of the above-referenced registration statement, filed with the Commission on October 31, 2003, to state, in accordance with Section 8(a) of the Securities Act, as amended, and Rule 473 thereunder, that:

The Registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

If you have any questions with respect to the above, or if you require additional information, please contact Robert C. Schwartz of Smith, Gambrell & Russell, LLP at (404) 815-3758.

Very truly yours, BAINBRIDGE BANCSHARES, INC.

/s/ Tracy A. Dixon Tracy A. Dixon President and Chief Executive Officer